Exhibit 99.4

OvaScience Reports Second Quarter 2018 Financial Results and Provides Strategic Alternatives Update

WALTHAM, Mass., August 9, 2018 — OvaScienceSM (Nasdaq:OVAS), a company focused on developing novel treatments for women and couples struggling with infertility, today reported financial results for the second quarter ended June 30, 2018 and provided an update on its review of strategic alternatives.

“Earlier today we announced a definitive agreement to merge with Millendo Therapeutics, marking the completion of an extensive exploration of strategic alternatives,” said Christopher Kroeger, M.D., Chief Executive Officer of OvaScience. “As a leading orphan endocrine disease company with expert management, the proven ability to progress multiple novel therapies into late-stage development and meaningful catalysts expected across its pipeline in the year ahead, we believe that our combined company has the potential to deliver significant shareholder value, both in the near- and longer-term.”

“We are pleased to enter into this merger agreement with OvaScience, which will enable us to execute on our vision of delivering meaningful therapies to patients who are suffering from orphan endocrine diseases,” said Julia Owens, Ph.D., President and Chief Executive Officer of Millendo. “Post-merger, our combined company will be well-funded, with sufficient capital to support the further advancement of our lead assets, livoletide for Prader-Willi syndrome and nevanimibe for classic congenital adrenal hyperplasia and endogenous Cushing’s syndrome.”

About the Proposed Transaction

In August 2018, OvaScience entered into a definitive agreement to merge with Millendo Therapeutics, Inc. Upon closing of the transaction, the combined company will focus on advancing Millendo’s pipeline of distinct and transformative treatments for orphan endocrine diseases.

The combined company’s pipeline will include two clinically-validated molecules with differentiated mechanisms: livoletide (AZP-531), an unacylated ghrelin analogue for the treatment of Prader-Willi syndrome and nevanimibe (ATR-101), an ACAT1 inhibitor for the treatment of classic congenital adrenal hyperplasia and endogenous Cushing’s syndrome.  Livoletide demonstrated positive effects in improving hyperphagia and food-seeking behaviors in a Phase 2 study in Prader-Willi syndrome and is expected to advance into a pivotal Phase 2b/3 study in the first quarter of 2019.  Nevanimibe demonstrated positive proof-of-concept and a favorable safety profile in an open-label Phase 2 trial in CAH and is expected to advance into a Phase 2b study in the third quarter of 2018.

An investor syndicate that includes New Enterprise Associates, Frazier Healthcare Partners, Roche Venture Fund, Innobio managed by Bpifrance, Osage University Partners, Altitude Life Science Ventures, Adams Street Partners, and Longwood Fund has committed to invest $30 million in the combined company.  This financing is expected to close before or concurrently with the completion of the merger.  The total cash balance of the combined company following the closing of the merger and the financing is expected to be at least $70 million.

On a pro forma basis and based upon the number of shares of OvaScience common stock to be issued in the merger, current OvaScience shareholders will own approximately 20% of the combined company and current Millendo investors will own approximately 80% of the combined company (before accounting for the additional financing transaction). The actual allocation will be subject to adjustment based on OvaScience’s net cash balance at the time of closing and the amount of any additional financing consummated by Millendo at or before the closing of the merger. The merger is expected to close in the fourth quarter of 2018, subject to the approval of OvaScience shareholders at a special shareholder meeting, as well as other customary conditions.

Upon shareholder approval, the combined company is expected to operate under the name Millendo Therapeutics and trade on the Nasdaq Capital Market under the ticker symbol MLND. Julia Owens, Ph.D., Millendo Chief Executive Officer and President, will serve as Chief Executive Officer of the combined company, which will be headquartered in Ann Arbor, Michigan.

Second Quarter 2018 Financial Results

•                  Research and development expenses for the quarter ended June 30, 2018, excluding restructuring costs, were $2.4 million, compared to $5.0 million for the same period in 2017. This decrease was primarily driven by a $1.9 million decrease in employee-related costs, including stock based compensation expense, and a $0.7 million decrease in facilities, travel and other costs as a result of OvaScience’s corporate restructuring activities.

•                  Selling, general and administrative expenses for the quarter ended June 30, 2018, excluding restructuring costs, were $2.6 million, compared to $10.8 million for the same period in 2017. This decrease was primarily driven by a $5.0 million decrease in employee-related costs, including stock based compensation expense, a $2.6 million decrease in commercial-related activities and a $0.5 million decrease in travel, facilities and other costs as a result of OvaScience’s corporate restructuring activities.

•                  Restructuring expenses for the quarter ended June 30, 2018 were $2.9 million, compared to $2.0 million for the same period in 2017.  The cash outlays related to the restructurings in the second quarter of 2018 were $0.6 million. OvaScience expects to incur additional cash outlays related to the restructurings of between $0.5 million and $1.0 million during 2018.

•                  Net loss for the quarter ended June 30, 2018 was $7.7 million, or $0.22 per share, compared to a net loss of $18.2 million, or $0.51 per share, for the same period in 2017. The net loss for the quarter ended June 30, 2018 includes restructuring charges of $2.9 million, compared to $2.0 million for the same period in 2017. $2.2 million of restructuring charges in the current quarter related to non-cash impairments of fixed assets.

As of June 30, 2018, OvaScience had cash, cash equivalents and short-term investments of $53.6 million, compared to $67.2 million as of December 31, 2017. Gross cash burn in the second quarter of 2018 was $4.7 million.

About OvaScience, Inc.

OvaScience (Nasdaq:OVAS) is focused on developing novel treatment options for women and couples struggling with infertility.  These treatments are based on a proprietary technology platform that leverages the breakthrough discovery of egg precursor cells — immature egg cells found within the outer ovarian cortex. In March 2018, the Company announced preliminary blinded data for its Phase 1 trial of OvaPrime for women with primary ovarian insufficiency and poor ovarian response.  This trial was not expected to result in strong signals on secondary endpoints.  The Company has since completed additional preclinical studies and based on results from these studies, has scaled back investment in its research and development efforts to focus on evaluating strategic alternatives.  For more information, please visit www.ovascience.com.

About Millendo Therapeutics, Inc.

Millendo Therapeutics is focused on developing novel treatments for orphan endocrine diseases. The Company’s objective is to build a leading endocrine company that creates distinct and transformative treatments for a wide range of diseases where there is a significant unmet medical need. The Company is currently advancing livoletide for the treatment of Prader-Willi syndrome and nevanimibe for the treatment of classic congenital adrenal hyperplasia and endogenous Cushing’s syndrome. For more information, please visit www.millendo.com.

Forward-Looking Statements

This press release includes forward-looking statements about the Company’s plans for its business, including statements relating to (i) the Company’s anticipated merger with Millendo Therapeutics, including the timing for completion of that transaction, the need for stockholder approval and the satisfaction of closing conditions, (ii) the anticipated financing to be completed prior to or concurrently with the closing of the merger, (iii) the cash balances of the combined company following the closing of the merger and the financing (iv) the percentage of the Company expected to be owned by OvaScience shareholders after the closing; (v) the ability of the combined company to achieve multiple catalysts across its drug development pipeline following the merger, and (vi) expected restructuring-related cash outlays, including the timing and amount of those outlays. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: our ability to obtain regulatory approval or licenses where necessary for our product candidates; our ability to develop our product candidates on the timelines we expect, if at all; our ability to commercialize our product candidates, on the timelines we expect, if at all; risks associated with preclinical, clinical and other studies; development risk; risks associated with dependence on third parties, including our partners; operational risks; the success of our cash conservation efforts; the size of the financing expected to be closed in connection with the merger with Millendo Therapeutics; our ability to remain listed on the Nasdaq Capital Market; risks associated with the completion of the merger; as well as those risks more fully discussed in the “Risk Factors” section of our most recently filed Quarterly Report on Form 10-Q and/or Annual Report on Form 10-K. The forward-looking statements contained in this press release reflect our current views with respect to future events. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our view as of any date subsequent to the date hereof.

No Offer or Solicitation:

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No public offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between OvaScience and Millendo, OvaScience intends to file relevant materials with the SEC, including a registration statement that will contain a proxy statement and prospectus. OVASCIENCE URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OVASCIENCE, THE PROPOSED TRANSACTION AND

RELATED MATTERS.  Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by OvaScience with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov.  In addition, investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by OvaScience with the SEC by contacting Investor Relations by mail at OvaScience, Inc., Attn: Investor Relations, 9 Fourth Avenue, Waltham, Massachusetts 02451.  Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

OvaScience and Millendo, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about OvaScience’s directors and executive officers is included in OvaScience’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 15, 2018, and the proxy statement for OvaScience’s 2018 annual meeting of stockholders, filed with the SEC on April 30, 2018.  Additional information regarding these persons and their interests in the transaction will be included in the proxy statement relating to the transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Media and Investor Contact

OvaScience, Inc.

Jonathan Gillis

617-420-8639

jgillis@ovascience.com

OvaScience, Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(In thousands)

	As of
	June 30, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	$24,601	$15,703
Short-term investments	29,027	51,500
Prepaid expenses and other current assets	547	1,578
Total current assets	54,175	68,781
Property and equipment, net	403	3,113
Investment in joint venture	142	146
Restricted cash	789	789
Other long-term assets	24	24
Total assets	$55,533	$72,853
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$757	$2,242
Accrued expenses and other current liabilities	3,990	5,562
Total current liabilities	4,747	7,804
Other non-current liabilities	576	751
Total liabilities	5,323	8,555
Total stockholders’ equity	50,210	64,298
Total liabilities and stockholders’ equity	$55,533	$72,853

OvaScience, Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017

Revenues	$81	$84	$148	$147
Costs and expenses:
Cost of revenues	54	274	166	543
Research and development	2,394	4,997	5,015	10,761
Selling, general and administrative	2,645	10,751	6,869	17,880
Restructuring charge	2,892	1,992	3,584	3,480
Total costs and expenses	7,985	18,014	15,634	32,664
Loss from operations	(7,904)	(17,930)	(15,486)	(32,517)
Interest income, net	224	186	415	368
Other income/(expense), net	(19)	25	2	(35)
Loss from equity method investment	(4)	(454)	(3)	(875)
Loss before income taxes	$(7,703)	$(18,173)	$(15,072)	(33,059)
Income tax expense	0	13	0	22
Net loss	(7,703)	(18,186)	(15,072)	(33,081)
Net loss per share—basic and diluted	$(0.22)	$(0.51)	$(0.42)	$(0.93)
Weighted average number of shares used in net loss per share—basic and diluted	35,760	35,664	35,743	35,653